Free Writing Prospectus filed pursuant to Rule 433
Registration Statement No. 333-224549
Dated September 4, 2018

YayYo

RideShare Rental

Investor Presentation

Nasdaq reserved symbol **(YAYO)**

Yayyo has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Yayyo has filed with the SEC for more complete information about Yayyo and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Yayyo, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it. The registration statement including the preliminary prospectus may also be accessed at : https://www.sec.gov/Archives/edgar/data/1691077/000149315218012886/forms-1a.htm

Forward-Looking Statements

This presentation contains forward-looking statements that are based on the beliefs and assumptions of the management team Yayyo, Inc. ("Yayyo"), and on information currently available to such management team. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond Yayyo's and its subsidiaries' and affiliates' control. All statements, other than statements of historical fact, contained in this presentation, including statements regarding future events, future financial performance, business strategy and plans, and objectives of Yayyo for future operations, are forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievements of Yayyo and Yayyo's industry to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on any forward-looking statement. Yayyo undertakes no obligation to update or revise publicly any of the forward-looking statements after the date hereof to conform the statements to actual results or changed expectations.

Unless otherwise indicated, information contained in this presentation concerning Yayyo's industry and the markets in which it operates, including its general expectations and market opportunity and market size, is based on information from various sources, including independent industry publications. In presenting this information, Yayyo has also made assumptions based on such data and other similar sources, and on Yayyo's knowledge of, and its experience to date. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. The industry in which Yayyo operates is subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by Yayyo.

Any offering of securities will only be made by means of a registration statement (including a prospectus) filed with the U.S. Securities and Exchange Commission ("SEC"), after such registration statement becomes effective. No such registration statement has become effective, as of the date of this presentation. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Offering Summary

Issuer/Ticker	YayYo, Inc.
Type of offering	Initial Public Offering
Exchange	NASDAQ Capital Market
Symbol	YAYO
Shares Outstanding Pre-Offering	26,313,926
Expected Offering Size	625,000 Common Shares ("Shares")
Over-Allotment Option	93,750 Shares
Price Range	$7.00 to $9.00 per Share
Use of Proceeds	• Purchase of vehicles made available for rent • Sales and marketing • Working capital and general corporate purposes

RideShare Rental

About Us

YayYo bridges the gap between rideshare drivers in need of a suitable vehicle and the rideshare companies whose brands depend on attracting—and keeping—drivers with high-quality vehicles.

We own and maintain our own fleet of vehicles which we rent to rideshare drivers while providing insurance coverage and insurance card in the drivers name.

RideShare Rental helps drivers meet the stringent requirements of rideshare companies.


YayYo
RideshareRental.com
RideshareRental
Car Fleet

The Opportunity

Ridesharing companies are adding more than 50,000 drivers a month in order to meet current demand and growth is accelerating. Uber alone has an estimated 2 million drivers in the United States.


UBER


lyft

UBER lyft

Many Uber and Lyft driver applicants do not have a car that qualifies for the platform.

The Opportunity (cont'd)

- **Demand is strong**. Uber's 2018 Q2 earnings report showed gross bookings were up 41% and revenue was up 63%, as compared with the previous year.
- Frost & Sullivan (August 2018) expects ride-hailing (AKA ridesharing) to go **from a $10 billion business in 2017 to a $17 billion in 2025** and from a fleet of 10 million to 15 million vehicles over the same period.
- Frost & Sullivan also expects Uber to grow at a CAGR of 28.9% => $42B+ in revs by 2025.
- The way people are using cars is changing. Consider this:
    - Millennials are ~30% less likely to buy cars than Gen X and Baby Boomers.
    - Millennials are registering cars at a rate of 20-50% less than people their same age 12 years ago.
    - The number of teens with driver's licenses has declined 20%+ versus 30 years ago.

Operations

- YayYo is based in Los Angeles, CA and currently serves the LA market with plans to expand to major metropolitan cities.
- Our Fleet is currently comprised of 225 cars with a 98% utilization rate.
- Average revenue per car of $1,650 per month made up of:
  - Car rental fees with base charges of $39 per day/$199 week /$795 per month
  - Insurance of $13.00 per day
  - Transaction fee of 10%
- Average per month cost per car of $560 per car consisting of:
  - Lease cost of $350.00
  - Insurance cost of $60 (Over and above driver paid insurance)
  - Miscellaneous cost of $150.00
- Average Gross Profit per car, net of driver paid insurance of $360, of $730
- In addition to our Fleet of 225 cars, we have 16 third party Fleet owner/operators using our platform on a peer-peer basis

A Seamless & Scalable Platform

The user-friendly RideShare Rental site makes it easy for drivers to book a car and for fleet owners to list their cars.


RideShare Rental
Find A Car
About us
Contact us
Book a Car
and drive for Rideshare companies like UBER or delivery services
Pick-Up City
Pick-Up Date
Pick-Up Time
Reservation Period
CONTINUE
Name *
Email *
Phone *
Zip Code *
Find a Car
List a Car
Submit
Simple Booking
Flexible Car Rental
Rent to Rideshare

Booking a Car

After a driver chooses a car they can easily book it by the day, week, or month.



RideShare Rental
Home
Find A Car
DRIVERS CREATE AN ACCOUNT
About us
Contact us
DRIVERS LOGIN
FIND A CAR
Los Angeles, CA, United States
List
Map
Found 22 result(s)
Distance Included:
Car Make
Select
Car Model
Select
AC
ABS
Air Bag
More/Less
Hyundai Elantra 2017
Distinct Cars
Select a Rental Car
Provider Info
Hyundai Elantra 2018
Distinct Cars
Select a Rental Car
Provider Info
Hyundai Elantra 2018
Distinct Cars
Provider Info

Integrated Payment

Drivers pay for their car by credit card, debit card, or PayPal. They may also extend their rental for as long as they want via the site or the app.



Payments options
Pay with Paypal
PayPal
Credit Card
VISA
Card Type
Visa
Credit Card Number
4000000000000000
Expiration Date
4
2021
Security Code
Book it using credit card
Your Booking Info
HYUNDAI ELANTRA 2017
From
01/12/2018
To
01/14/2018
Rental Price $78.00
Insurance Fee $20.00
Transaction Fee $7.80
Rental Length 2 days
One time background check $0.00
Taxes $0.00
Deposit $150.00
Total Rent $255.80

RideShare Rental

The Driver's App

The driver can easily book and extend their rental through our app, and much more.



RideShare Rental
DRIVER
Sign Up
Already have an account? Login now



Find a Car
Advance filter
Ford 2008 Focus



My Reservation
Toyota-Corolla 2008
Extend Rental

RideShare Rental

The Fleet Owner's App

Fleet operators can easily manage their fleet through the app and the website.


Ride Share Rental
OWNER
Sign Up
Login With Google


My Vehicle
Hyundai Elantra 2018
Rental Started
Rental End
Apr 12, 2018
Apr 22, 2018
Make
Model
Year
Price


My Earnings
Date
Extended
Sum
Estimated Transfer Date
Description

Featured Vehicles

We supply new vehicles which exceed the stringent requirements Uber and Lyft impose on rideshare drivers.

We have established a relationship with Hyundai Motors and plan to establish additional relationships with other OEM.

Our offerings include new Elantras, Sonatas, Sonata Hybrids, and Ioniq Hybrids.


HYUNDAI

Elantra


HYUNDAI

Sonata and Sonata Hybrid


HYUNDAI

Ioniq Hybrid

The Ambassador Program

The Ambassador Program is a referral program designed to help drivers earn more money.

By having their cars subsidized by the Ambassador Program, driver retention is increased.


Platinum
Silver
Silver
Silver
Silver
DIAMOND
14%
$5,000
8%
4%
4%
3%
3%
3%
2%


Rideshare Rental

Veterans Program

The founders have formed the Veterans Financial Freedom Association, a 501(c)(3) non-profit initiative investing in hope and opportunities for veterans. Veterans are trained to become rideshare drivers and given a car for free for 30 days to jumpstart a career within the rideshare industry.


DRIVING VETERAN




EXIT
Disabled Veteran
Business Alliance
CELEBRATING
20 years
of Mentoring,
Networking & Advocacy

Financial Highlights

Cumulative Revenues


TOTAL REVENUE - T12 MONTHS
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
$9K
$23K
$65K
$140K
$236K
$362K
$501K
$650K
$818K
$1.0M
$1.3M
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18

Cumulative

Financials

YAYYO, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	Six Months Ended June 30,	
	2017	2018	2017
		(Unaudited)	(Unaudited)
Revenue	$ 235,690	$ 1,037,415	$ -
Cost of revenue	213,111	727,624	
Gross profit	22,579	309,791	-
Operating expenses:			
Selling and marketing expenses	86,098	91,495	30,139
Product development	303,555	9,699	209,489
General and administrative expenses	3,249,659	3,972,915	2,236,491
Impairment of Leased Assets	2,800,000	-	-
Total operating expenses	6,439,312	4,074,109	2,476,119
Loss from operations	(6,416,733)	(3,764,318)	(2,476,119)
Other income (expense):			
Interest and financing costs	(192,395)	(380,872)	(155,695)
Change in value of derivative liability	40,265	-	40,266
Total other income (expense)	(152,130)	(380,872)	(115,429)
Net loss	$ (6,568,863)	$ (4,145,190)	$ (2,591,548)
Weighted average shares outstanding :			
Basic	25,297,066	26,086,952	25,137,541
Diluted	25,297,066	26,086,952	25,137,541
Loss per share			
Basic	$ (0.26)	$ (0.16)	$ (0.10)
Diluted	$ (0.26)	$ (0.16)	$ (0.10)

Financials

YAYYO, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS
As of June 30, 2018 and December 31, 2017

		June 30, 2018 (unaudited)		December 31, 2017
ASSETS				
Current Assets:				
Cash	$	314,702	$	308,738
Restricted cash		5,821,802		-
Prepaid expenses		547		13,406
Total current assets		6,137,051		322,144
Equipment, net		5,382		2,860
Leased assets, net		2,522,962		2,033,482
TOTAL ASSETS	$	8,665,395	$	2,358,486
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities:				
Accounts payable	$	75,250	$	100,000
Accrued expenses		44,614		31,453
Advances from related party		15,000		-
Notes payables, current (net of discount of $30,779 and $48,600)		372,055		254,511
Finance lease obligations, current		710,663		555,090
Total current liabilities		1,217,582		941,054
Notes payable, net of current portion (net of discount of $4,080,117 and $54,190)		2,934,194		552,588
Finance lease obligations, net of current portion		1,266,022		1,038,201
TOTAL LIABILITIES		5,417,798		2,531,843
Commitments and contingencies		-		-
STOCKHOLDERS' EQUITY (DEFICIT)				
Preferred stock, $0.000001 par value; 10,000,000 shares authorized; nil shares issued and outstanding				
Common stock, $0.000001 par value; 90,000,000 shares authorized; 26,314,128 and 25,770,551 shares issued and outstanding		26		26
Additional paid-in capital		15,502,918		7,879,189
Accumulated deficit		(12,255,347)		(8,052,572)
Total stockholders' equity (deficit)		3,247,597		(173,357)
TOTAL LIABILITIES AND STOCKHLDERS' EQUITY (DEFICIT)	$	8,665,395	$	2,358,486

Peer-Peer platform & benefits to fleet operators

- **RideShare Rental provides a continuous supply of drivers seeking cars.**

- Average fleet utilization is 60%. By partnering, we can increase utilization of vehicles on our platform closer to a 90% utilization rate.

- Our ready-to-use platform saves fleet operators a lengthy process that would take 1-2 years and millions of dollars in building their own platform in the rideshare space.

- Our insurance is specially written for the rideshare industry, saving of more than1 year process of getting an underwriter to write the proper insurance, if at all.

- Fleet operators reap the benefits of RideShare Rental's targeted marketing to rideshare drivers.
- Our Ambassador Program increases retention.
- The Veterans Program will bring new drivers.
- Our experienced management and staff who specialize in the rideshare market will train Fleet employees.

Use of Proceeds

Use of Proceeds	Percentage of Proceeds (Estimate)
Purchase of Passenger Vehicles Made Available for Rent	$2,400,000
Sales and Marketing	$1,000,000
Working Capital & General Corporate Purposes	$1,000,000
TOTAL	$4,400,000

We estimate that we will receive net proceeds of approximately $4,400,000 (or approximately $5,090,000 if the underwriters' option to purchase additional shares is exercised in full) from the sale of the common stock offered by us in this primary offering, based on an assumed public offering price of $8.00 per share (the midpoint of the range), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Pending these uses, we intend to invest the net proceeds of this primary offering in a money market or other interest-bearing account.

Key Personnel and Independent Directors

Key Personnel



Laurie DiGiovanni, CEO

- 30 years experience in the automotive industry.
- From 2012-2015, she held marketing and operating executive positions at Beverly Hills Rent A Car & Executive Transportation.
- Founder of the Association for Finance & Insurance Professionals.
- She was the former Director of Training for CarsDirect.com.



Kevin Pickard, CFO

- 30 years experience in public company accounting and auditing.
- Since 2012, he has been providing management and consulting services to companies for initial public offerings.
- Mr. Pickard holds a Master of Accountancy from Brigham Young University.



Ramy El-Batrawi, Director

- 35 years experience building businesses and driving growth.
- He has acted as founder and CEO of YayYo, Inc. since 2016.
- Mr El-Batrawi has a proven track record of strategic planning, deal structuring, high-level negotiations, and executive leadership.

Independent Directors

Christopher Miglino

- Founder and CEO of Social Reality.

Harbant S. Sidhu

- Design engineer and founder of a private aerospace manufacturing business.

Dave Haley

- For the past 20 years, he has served as the CEO of American Business Insurance Services, Inc and ABI Business Insurance Services, Inc.

Paul Richter

- Since 2002, he has been the managing partner of a private law practice focusing predominantly on SEC/state securities law compliance.

Jeffrey Guzy

- Since 2008, he has served as an independent director and chairman of the audit committee of Leatt Corporation.

Company Milestones

July 2016
Formation of YayYo

August 2017
Formed RideShare Rental

September 2017
Partnered with Hyundai

September 2017
Launched RideShare Rental Peer-to-Peer Platform

December 2017
Launched Apps

January 2018
Built infrastructure

March 2018
Closed ON $6M in financing

April 2018
Filed S1 for IPO

nvestment Highlights

- **Early mover advantage**
- Fast growing market
- Strong relationship with Hyundai Motors
- Proprietary scalable platform
- Proprietary Insurance
- Skilled management
- High gross margins
- Proprietary marketing programs

RideShare Rental

BENCHMARK

Michael S. Jacobs
Head of Equity Capital Markets
Benchmark Company
150 East 58th Street New York, NY 10158
212.312.6722 (Office) 561.445.6648 (Cell)
MJacobs@benchmarkcompany.com

YayYo

Nasdaq reserved symbol **(YAYO)**